Direct Dial
(212) 940-6517
E-mail Address
Daren.Domina@kattenlaw.com
March 27, 2007
Christian T. Sandoe
Senior Counsel
Division of Investment Management
U. S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	The Zweig Total Return Fund, Inc. File Nos. 333-139605 and 811-05620
Dear Mr. Sandoe:
     On behalf of The Zweig Total Return Fund, Inc. (the “Fund”), we submit this response to your letter dated January 19, 2007. Simultaneously herewith, the Fund is filing a revised Form N-2 reflecting the changes discussed below. The section headings and numbers below correspond to the headings and numbers in your letter.
PROSPECTUS:
Cover Page
     1. With regard to your comment pertaining to the Fund’s description of the terms of the offering in the first paragraph, the Fund has revised the first paragraph to present the information in a more easily understandable manner.
Inside Cover Page
     2. The Fund has confirmed that the prospectus fee table and example all dollar figures are rounded to the nearest dollar and all percentages are rounded to the nearest hundredth of one percent.

March 27, 2007
Prospectus Summary — The Fund (Page 1)
     3. The Fund has revised the above referenced section to include the types of equity securities in which the Fund will invest and to present the Fund’s maturity strategy for the portion of the portfolio that invests in debt securities and the market capitalization strategy for the portion of the portfolio that invests in equity securities.
Prospectus Summary — Risk Factors and Special Considerations (Page 4)
     4. The Fund has revised the above referenced section to include the risks associated with investing in equity and debt securities, including the credit risk and interest rate risks as they relate to the Fund’s investments in debt and equity securities. Additionally, the Fund has revised this section to describe the risks particular to investments in smaller issuers with respect to its investments in small- and mid-cap securities. The Fund also has made corresponding changes in the Risk Factors and Special Considerations section of the Prospectus.
Prospectus Summary — Risk factors and Special Considerations — Certain Investment Strategies (Page 5)
     5. The Fund has revised the above referenced section to reflect that its investment objective is total return.
Prospectus Summary — Risk Factors and Special Considerations — Distributions (Page 6)
     6. The Fund did not intend to suggest that the Fund intends to make return of capital distributions before distributing its net-realized long-term capital gains, nor that the Fund intends to make more than one distribution of realized long-term capital gains during the year. Accordingly, we have revised the disclosure in this section.
     In view of the Fund’s current capital loss carryforwards situation, the Fund will not be making more than one distribution of long-term capital gains per year in the near future.
     7. The sentence to which your comment refers, namely, the sentence stating that “[s]uch distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders”, was not intended to suggest that there are any additional negative tax consequences to the Fund’s distribution policy beyond those disclosed in the preceding sentence (that distributions in excess of the Fund’s earnings and profits will reduce a shareholder’s adjusted basis in his shares, thereby increasing his potential gain or reducing his potential loss on a sale). Accordingly, we have deleted this sentence.

March 27, 2007
     The Fund has revised the discussion of the Fund’s managed distribution policy to include a discussion of how it may negate the benefit of capital loss carryforwards in certain circumstances, and has included a numerical example in “Risk Factors and Special Considerations — Distributions.”
     The Fund also has revised the section to include the amount of capital loss carryforwards available as of December 31, 2006, and the actual amount of 2006 distributions that were related to distributions in excess of earnings and profits.
     The Fund has opted to not include a description of the potential impact to the Fund if the managed distribution policy is discontinued because the Fund does not intend to discontinue its policy and the Fund believes that such discussion may be potentially misleading.
     8. The Fund has revised the aforementioned section to include a discussion about yield and the potential misconceptions surrounding the term “yield” as it relates to managed distribution polices, including the historical and anticipated characteristics of the Fund’s distributions.
Financial Highlights (Page 9)
     9. The Fund has updated the above referenced section, and corresponding sections, to provide financial information for the fiscal year ended December 31, 2006.
Over-Subscription Privilege (Page 11)
     10. The Fund has revised the above referenced section to explain that the Fund will de-register, if any, the shares remaining after the expiration of the Over-Subscription Period.
Use of Proceeds (Page 16)
     11. The Fund has revised the above referenced section to provide that net proceeds will be invested within three (3) months from the expiration date.
Management of the Fund — Investment Adviser and Sub-Adviser (Page 28)
     12. The Fund’s day-to-day stock and bond selections are made by its Portfolio Managers, Mr. Carlton Neel and Mr. David Dickerson. The Fund has revised this section accordingly.

March 27, 2007
STATEMENT OF ADDITIONAL INFORMATION
Investment Restrictions (Page 9)
     13. The purchase or sale of futures contracts, foreign currency forward contracts or related options as set forth in investment restriction 8 will not be deemed to be the issuance of a senior security as the Fund meets, and is in accordance with, the segregation requirements of Investment Company Act Rel. No. 10666 (April 18, 1979), and therefore the 300- percent asset coverage requirement of Section 18(f) of the Investment Company Act of 1940 would not apply. See SEC No-Action Letter, Dreyfus Strategic Investing, 1987 WL 108242 (June 22, 1987) and SEC No-Action Letter, Merrill Lynch Asset Management, L.P., 1996 WL 429027 (July 2, 1996).
GENERAL COMMENTS
     The Fund does not intend to omit information from the final pre-effective amendment in reliance upon Rule 430A under the Securities Act of 1933. The Fund has not and does not intend to submit an exemptive application or no-action request in connection with this registration statement.
Sincerely,
/s/  Daren R. Domina

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